Exhibit 99.3

PRESS RELEASE

Ordinary and Extraordinary Shareholders’ Meeting on May 26, 2023 Conditions of availability of the preparatory documents

Paris, May 5, 2023 – Shareholders are invited to participate at the Ordinary and Extraordinary Shareholders’ Meeting of TotalEnergies which will be held on Friday May 26, 2023, at 10:00 a.m. at the salle Pleyel, 252 rue du Faubourg Saint-Honoré, 75008 Paris.

The Shareholders’ Meeting will be streamed live www.totalenergies.com/investors/shareholders-meetings. All this Meeting is regularly updated on this page of the website.

Shareholders may exercise their voting rights before the holding of the Shareholders’ Meeting, either by internet via the secured Votaccess platform, or by returning their postal voting form, or also by giving proxy. The detailed procedures relating to the exercise of the right to vote are specified in the notice of the Shareholders’ Meeting.

The preliminary notice of the Shareholders’ Meeting and the convening notice were published in the French Bulletin des annonces légales obligatoires (BALO) on March 24, 2023 and on May 5, 2023 respectively.

The documents referred to in Article R. 225-83 of the French Commercial Code are made available to Shareholders as from the date of the convening notice for the Meeting in accordance with applicable regulations:

•	Shareholders holding registered shares may, up to and including the fifth day prior to the Meeting, request that the Company sends these documents to them free of charge. For shareholders holding bearer shares, the exercise of this right is subject to the provision of a certificate of registration in the accounts of the bearer shares issued by the authorized intermediary;

•	Shareholders may consult these documents at the Company’s registered office, 2 place Jean Millier – La Défense 6 – 92400 Courbevoie, under the conditions provided for by applicable regulations.

The documents referred to in Article R. 22-10-23 of the French Commercial Code may be consulted and downloaded on the Company’s website: totalenergies.com/Investors/Annual Shareholders’ meeting/The documents of the Meeting.

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in close to 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).